 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026 (Report No. 2)

Commission File Number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On August 11, 2026, IceCure Medical Ltd. (the “Company”) announced that Mr. Vincent Chun Hung Chan resigned as a member of the Board of Directors (the “Board”), effective August 14, 2026. Mr. Chan’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

In his place, the Board appointed Mr. David Salton to serve as an independent director on the Board and as a Class II director until the annual general meeting of shareholders to be held in 2027. Mr. Salton will also serve on the Company’s Compensation Committee and Audit Committee and Financial Statement Examination Committee

In connection with this appointment, the Company expects to enter into its standard form of indemnification and exemption agreement with Mr. Salton on the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. There are no related party transactions involving Mr. Salton required to be disclosed under Item 7.B of Form 20-F.

Mr. David Salton has served as the Chief Executive Officer of AnchorMesh Ltd., a start-up company developing orthopedic implants since July 2024. Prior to that, he served as Chief Executive Officer, President, director of Virility Medical Ltd., a start-up company, developing consumer medical devices. From May 2022 to February 2024, he served as an independent director of SHL Telemedicine Ltd. (Nasdaq:SHLT). From February 2016 to February 2025, Mr. Salton served as an independent director of ARAN Research & Development (1982) Ltd. (TASE: ARAN). Since December 2014, he has served as an independent director at InterCure Inc. (Nasdaq: INCR). Mr. Salton holds a Bachelor’s of Science degree in economics and management from the Technion - Israel Institute of Technology.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3  (File Nos. 333-297030, 333-290046 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: August 11, 2026	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

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